UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FEDNAT HOLDING COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31431B109

(CUSIP Number)

D. Kyle Cerminara

Chairman of 1347 Property Insurance Holdings, Inc.

c/o Fundamental Global Advisors LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Elliott M. Smith, Esq.

Maia R. Gez, Esq.

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON 1347 Property Insurance Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,286,871
	8	SHARED VOTING POWER 156,000
	9	SOLE DISPOSITIVE POWER 1,286,871
	10	SHARED DISPOSITIVE POWER 156,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,442,871
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Fundamental Global Reinsurance Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 156,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by 1347 Property Insurance Holdings, Inc. (“PIH”) on December 11, 2019, as amended by Amendment No. 1 thereto filed by PIH and Fundamental Global Reinsurance Ltd. (“FGRe”) on July 30, 2020 (collectively, the “Schedule 13D” or this “Statement”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of FedNat Holding Company, a Florida corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Statement is filed by (i) PIH, a Delaware corporation, and (ii) FGRe, a Cayman Islands exempted company with limited liability. PIH and FGRe are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by either of the Reporting Persons that they constitute a “group.”

PIH’s principal executive offices are located at 970 Lake Carillon Dr., Suite 314, St. Petersburg, Florida 33716. PIH is implementing business plans to operate as a diversified holding company of reinsurance and investment management businesses. Information regarding the identity and background of each executive officer and director of PIH is set forth on Schedule A to this Statement. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen.

The business address of FGRe is 3rd Floor, Willow House, 171 Elgin Ave., P.O. Box 10233, Grand Cayman, KY1-1002, Cayman Islands. The principal business of FGRe is providing specialty property and casualty reinsurance. FGRe is a wholly-owned subsidiary of PIH. Thomas C. Heise serves as FGRe’s Chief Executive Officer, Brian D. Bottjer as its Chief Financial Officer, and John S. Hill and Hassan R. Baqar serve as directors of FGRe.

The principal occupation of Mr. Heise is serving as director and Chief Executive Officer of Insurance Income Strategies Ltd., a Bermuda-based reinsurance holding corporation, and as director and Chief Executive Officer of its wholly-owned subsidiary, IIS Re (Cayman), Ltd., a Cayman Islands corporation operating as Class C insurer. The principal occupation of Mr. Bottjer is serving as PIH’s Senior Vice President and Controller. The principal occupation of Mr. Hill is serving as PIH’s Executive Vice President, Chief Financial Officer and Secretary. The principal occupation of Mr. Baqar is serving as founder and Managing Member of Sequoia Financial LLC, a financial services and advisory firm. Mr. Baqar also serves as Chief Financial Officer of Insurance Income Strategies Ltd. and as Chief Financial Officer of its wholly-owned subsidiary, IIS Re (Cayman), Ltd., Chief Financial Officer of FG New America Acquisition Corp, a publicly-traded special-purpose acquisition company, as well as Chief Financial Officer and director of Itasca Capital Ltd., a publicly-traded investment firm.

The business addresses of Mr. Heise are c/o Insurance Income Strategies Ltd., 48 Par La Ville Road, Suite 1068, Hamilton HM, Bermuda and c/o Fundamental Global Reinsurance Ltd., 3rd Floor, Willow House, 171 Elgin Ave., P.O. Box 10233, Grand Cayman, KY1-1002, Cayman Islands. The business addresses of Messrs. Bottjer and Hill are set forth on Schedule A to this Statement. The business address of Mr. Baqar is 425 Jason Lane, Schaumburg, Illinois 60173.

Fundamental Global Investors, LLC, a North Carolina limited liability company, holding through its affiliated funds (collectively, “Fundamental Global”), is the largest stockholder of PIH and, together with Ballantyne Strong, Inc., a Delaware corporation (“BTN”), holds approximately 61.4% of PIH’s outstanding shares of common stock. BTN is a holding company with diverse business activities focused on serving the entertainment, retail and advertising markets. BTN and its subsidiaries design, integrate and install technology solutions for a broad range of applications; develop and deliver out-of-home messaging, advertising and communications; manufacture projection screens; and provide managed services including monitoring of networked equipment to its customers.

Due to his position with Fundamental Global Investors, LLC and affiliated entities, Joseph H. Moglia may be deemed a control person of PIH. Due to their positions with BTN, Fundamental Global Investors, LLC and affiliated entities, Messrs. D. Kyle Cerminara and Lewis M. Johnson may be deemed to be control persons of PIH. The principal occupation of Mr. Joseph H. Moglia is serving as Chairman of TD Ameritrade, a securities brokerage firm, Chairman of FG New America Acquisition Corp, a publicly traded special-purpose acquisition company, Chair of Athletics and Executive Advisor to the President for Coastal Carolina University and Chairman and Partner of Fundamental Global Investors, LLC. The principal occupations of Messrs. Cerminara and Johnson are set forth on Schedules A and B to this Statement. Each of Messrs. Moglia, Cerminara and Johnson is a U.S. citizen. The business address of each of Fundamental Global Investors, LLC and Mr. Moglia is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of BTN is 4201 Congress Street, Suite 175, Charlotte, North Carolina 28209. The business addresses of Messrs. Cerminara and Lewis are set forth on Schedule A and Schedule B to this Statement.

Information regarding the identity and background of each executive officer and director of BTN is set forth on Schedule B to this Statement. Each of the individuals identified on Schedule B to this Statement is a U.S. citizen.

None of the Reporting Persons, Fundamental Global, BTN, any of their directors, officers or other control persons named in this Item 2 or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A or Schedule B to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, Fundamental Global, BTN, any of their directors, officers or other control persons named in this Item 2 or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A or Schedule B to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 15, 2020, pursuant to a Share Repurchase and Cooperation Agreement dated that same date (the “Repurchase Agreement”) between PIH and Hale Partnership Capital Management, LLC, Hale Partnership Capital Advisors, LLC, Hale Partnership Fund, L.P., MGEN II – Hale Fund, L.P., Clark Hale – Fund L.P., Smith II– Hale Fund, L.P., Dickinson – Hale Fund, L.P. and Steven A. Hale II (collectively, the “Hale Parties”), PIH transferred 330,231 shares of Common Stock, along with $2,752,617 in cash, to the Hale Parties as consideration to repurchase from the Hale Parties 1,130,152 shares of PIH’s own common stock, par value $0.001 per share. As of September 15, 2020, the closing price per share of the PIH’s common stock as quoted on The Nasdaq Stock Market LLC was $4.58.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 3 regarding the Repurchase Agreement is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

(a) The Reporting Persons beneficially own in the aggregate 1,442,871 shares of Common Stock, which represents approximately 10.5% of the Company’s outstanding shares of Common Stock.

FGRe directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. PIH directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by it in the applicable table set forth on the cover page to this Statement. PIH may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGRe.

None of Fundamental Global, BTN or, to the Reporting Person’s knowledge, any individuals identified on Schedule A or Schedule B to this Statement directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of Common Stock set forth in this Statement is based on the 13,703,175 shares of Common Stock reported by the Company as outstanding as of August 3, 2020 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2020.

(b) FGRe has the shared power to direct the voting and disposition of the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this in this Statement. PIH has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as solely beneficially owned by it in the applicable table set forth on the cover page to this Statement. In addition, PIH has the shared power to direct the voting and disposition of the shares of Common Stock held by FGRe.

(c) Other than as described in Item 3, none of the Reporting Persons, Fundamental Global, BTN, any of their directors, officers or other control persons named in this Item 2 or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A or Schedule B to this Statement has effected a transaction in the Common Stock since July 30, 2020, the date of the most recent filing of Schedule 13D prior to this Amendment No. 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 3 and Item 4 is incorporated herein by reference. In addition, for insurance regulatory purposes, the Reporting Persons also plan to waive any rights that they may have to exercise control of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

99.7	Share Repurchase and Cooperation Agreement, dated September 15, 2020, between 1347 Property Insurance Holdings, Inc., as Company, and Hale Partnership Capital Management, LLC, Hale Partnership Capital Advisors, LLC, Hale Partnership Fund, L.P., MGEN II – Hale Fund, L.P., Clark Hale – Fund L.P., Smith II– Hale Fund, L.P., Dickinson – Hale Fund, L.P., and Steven A. Hale II, as Hale Parties.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 17, 2020

1347 PROPERTY INSURANCE HOLDINGS, INC.

/s/ John S. Hill
John S. Hill
Executive Vice President, Chief Financial Officer and Secretary

FUNDAMENTAL GLOBAL REINSURANCE LTD.

/s/ Brian D. Bottjer
Brian D. Bottjer
Chief Financial Officer

Schedule A

Identity and Background of Executive Officers of 1347 Property Insurance Holdings, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Larry G. Swets	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

Interim Chief Executive Officer and Director

1347 Property Insurance Holdings, Inc.

970 Lake Carillon Dr., Suite 314

St. Petersburg, Florida 33716

Chief Executive Officer and Director

Itasca Capital Ltd.

1800 - 510 West Georgia Street

Vancouver, British Columbia V6B 0M3

Itasca Capital Ltd. is a publicly traded investment firm.

Managing Member

Itasca Financial LLC

105 South Maple Street

Itasca, Illinois 60143

Itasca Financial LLC is an advisory and investment firm.

Chief Executive Officer

FG New America Acquisitions Corp.

105 S. Maple Street

Itasca, Illinois 60143

John S. Hill	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716	Executive Vice President, Chief Financial Officer and Secretary 1347 Property Insurance Holdings, Inc. 970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716
Brian D. Bottjer	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716	Senior Vice President and Controller 1347 Property Insurance Holdings, Inc. 970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

Identity and Background of Directors of 1347 Property Insurance Holdings, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, North Carolina 28209	Chief Executive Officer, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209
	9130 Galleria Court, Third Floor Naples, Florida 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, Florida 34109
	131 Plantation Ridge Drive, Suite 100 Mooresville, NC 28117	President FG New America Acquisition Corp. 105 S. Maple Street Itasca, IL, 60143
Lewis M. Johnson	9130 Galleria Court, Third Floor Naples, Florida 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, Florida 34109
	4201 Congress Street, Suite 140 Charlotte, North Carolina 28209	President, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209
Rita Hayes	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

Chair

Hayes International Advisors, LLC

180 Meeting Street, Suite 330

Charleston, South Carolina 29401

Hayes International Advisors counsels industry and institutional leaders on a range of economic, political and regulatory matters.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Marsha G. King	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

President

SkillPoint Consulting, LLC

15 Provincetown Lane, Apt. #1

Orchard Park, New York 14127

SkillPoint Consulting consults with executives to improve their overall business and leadership performance.

E. Gray Payne	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716	Director 1347 Property Insurance Holdings, Inc. 970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716
Larry G. Swets, Jr.	See above.	See above.
Scott D. Wollney	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

President, Chief Executive Officer and Director

Atlas Financial Holdings, Inc.

953 American Lane, 3rd Floor

Schaumburg, Illinois 60173

Atlas Financial Holdings, Inc. is a specialty commercial automobile insurance company.

Dennis A. Wong	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

Owner and Consultant

Insurance Resolution Group

37301 N. Fox Hill Drive

Wadsworth, Illinois 60083

Insurance Resolution Group is a consulting firm focused on providing strategic advisory and financial consulting to domestic and international companies with insurance or insurance related operations.

Schedule B

Identity and Background of Executive Officers of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Mark D. Roberson	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Executive Officer Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209
Todd R. Major	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Financial Officer Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209
Ray F. Boegner	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	President of Strong Entertainment Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209

Identity and Background of Directors of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, North Carolina 28209	Chief Executive Officer, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209
	9130 Galleria Court, Third Floor Naples, Florida 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, Florida 34109
	131 Plantation Ridge Drive, Suite 100 Mooresville, NC 28117	President FG New America Acquisition Corp. 105 S. Maple Street Itasca, Illinois, 60143
Lewis M. Johnson	c/o CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, Florida 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, Florida 34109
	c/o Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209	President, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209
William J. Gerber	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209
Colonel Jack H. Jacobs	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Professor; Private Investor; Television Analyst; Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209
Charles T. Lanktree	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Executive Officer Eggland’s Best, LLC 70 East Swedesford Road, Suite 150 Malvern, Pennsylvania 19355 Eggland’s Best, LLC is a distributor of nationally branded eggs.
Robert J. Roschman	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Investor/Self-Employed Roschman Enterprises 6300 NE 1st Avenue, Suite 300 Fort Lauderdale, Florida 33334 Roschman Enterprises is involved in real estate, property management and property development.
Ndamukong Suh	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Professional Athlete; Independent Private Investor; Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209